(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25
☐ Form 10-D
☐ Form N-SAR	Commission File Number 0-32613
☐ Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Excelligence Learning Corporation

Full name of registrant:

LearningStar Corp.

Former name if applicable:

2 Lower Ragsdale Drive, Suite 200

Address of principal executive office (Street and number):

Monterey, California 93940

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Excelligence Learning Corporation (the “Company”) is unable to file its annual report on Form 10-K for the period ended December 31, 2005 (the “2005 10-K”) by its original due date of March 31, 2006 without unreasonable effort and expense in light of the circumstances described below.

On September 13, 2005, the Company announced that it would restate its financial statements as of and for the year ended December 31, 2004 and the quarter ended March 31, 2005. The completion and review of the Company’s quarterly reports on Forms 10-Q for the three months ended June 30, 2005 and September 30, 2005 were delayed pending the completion of the restated financial statements. The restated financial statements were filed on February 1, 2006 with the Securities and Exchange Commission (the “SEC”), and the delayed quarterly reports were filed with the SEC on February 3, 2006 and February 15, 2006. As a result of the work required to prepare and file the restated financials and the delayed quarterly reports in January and February of 2006, the Company’s audit for fiscal year 2005 was delayed and the Company has not had sufficient time to prepare and file the 2005 10-K by March 31, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald Elliott (Name)	(831) (Area Code)	333-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Excelligence Learning Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2006	By	/s/ Ronald Elliott
Ronald Elliott
Chief Executive Officer